December 20, 2013

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Barbara Jacobs, Assistant Director

Re:    Google Inc.
    Form 10-K for the fiscal year ended December 31, 2012
    Filed January 29, 2013
    File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”, the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 13, 2013 relating to the Company's Form 10-K for the fiscal year ended December 31, 2012 (File No. 000-50726) filed with the Commission on January 29, 2013 (“2012 Form 10-K”).

In this letter, we have referred to the Staff’s Comment No. 1 through 5 received by letter dated November 13, 2013, in italicized, bold type, and have followed it with Google’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Trends in Our Businesses, page 30

1. Your response to prior comment 1 suggests that platform price differentials remain between desktop and mobile. We also note that advertisers are diverting their advertising campaigns from desktop to mobile and tablets. Please quantify the impact of the various factors identified in your discussion of changes in revenue that caused the six percent decline in average-cost-per click paid by advertisers. If the decline is primarily attributable to mobile advertising, explain why quantification of mobile activity would not be meaningful. Further, tell us whether the increase in the number of paid clicks was the same across each platform. Tell us whether the number of paid clicks for desktops and tablets increased at the same rate as the mobile platform. Tell us what consideration you gave to providing the percentage change by platform.

Cost-per-click (“CPC”) and paid click growth fluctuate as a result of various factors including geographic mix, platform mix, property mix (i.e., Google Sites versus Google Network sites), ad product changes, advertising policy changes, and foreign currency exchange impact. The impact of each item varies every quarter, depending on market factors, user preferences, and the timing of new product releases, to name a few.

For example, in the fourth quarter of 2012 (“Q412”), we experienced a 6% decline (as compared to the same period the prior year) in aggregate CPC growth that was primarily due to an ad product change and movements in foreign currency rates.  Specifically, we implemented an ad format change in Q412 that resulted in users clicking more often on our display Network sites, which on average have lower CPCs. This change was not only a significant driver of paid click increases in the quarter, it also drove approximately 2% of the total 6% decline in CPC growth. Additionally, roughly 2% of the total CPC decline was attributable to foreign currency exchange movements. Neither the decline in CPCs nor the increase in paid clicks were “primarily attributable to mobile” in Q412. (Note: The product change in question was rolled out first to mobile in Q412 and then to desktop in Q113, so while it is technically true that Q412’s decline in CPCs and surge in paid clicks was “mobile” in nature, a similar decline and surge occurred on desktop in Q113, which was the first full quarter the same change affected the desktop platform.)

The drivers of Q412 CPC and paid click growth described above demonstrate why disclosing or quantifying the impact of only one factor, such as platform mix, could be misleading and confusing to investors. In the case of Q412, disclosure of mobile CPC growth and mobile paid click growth could potentially have led investors to incorrectly attribute the impact of a product change (and subsequent property mix shift) to platform mix shift.

To prevent these kinds of misinterpretations, we disclose only the aggregate data for CPCs and clicks and continually remind investors of the multiple factors that impact CPCs and paid clicks each quarter. We also continually stress the importance of considering the two metrics in relation to each other, versus focusing on CPCs alone or paid clicks alone. Taken together, these pricing and volume metrics tell a robust story about our ads business.

We would also like to highlight the significant difficulties we see with the practice of breaking out CPCs and paid clicks -- or any performance metric -- by device platform. It is increasingly challenging to define what exactly a "mobile" platform is from period to period -- and what it will be going forward. For example, initially, most industry observers would have included tablets (in addition to handsets) in their definition of “mobile”. This was consistent with our internal view, as evidenced by the fact that the mobile revenue run-rates we released in the third quarters of 2011 and 2012 included both handset and tablet revenue. However, as tablets gained momentum in the market, it became clear to us that their usage had much more in common with desktops than with handsets. Accordingly, our campaign management tool, Enhanced Campaigns, launched in 2013, now requires a single bid for desktop and tablet ad campaigns. In a short period of time, the meaning of “mobile” at Google has shifted dramatically to “handset” from “tablet + handset”. We expect the definition of “mobile” to continue to evolve as more and more “smart” devices gain traction in the market. For example, a few years from now, we and other companies could be serving ads and other content on refrigerators, car dashboards, thermostats, glasses, and watches, to name just a few possibilities.

Our expectation is that users will be using our services and viewing our ads on an increasingly wide diversity of devices in the future, and thus our advertising systems are becoming increasingly device-agnostic. Enhanced Campaigns was specifically designed to help advertisers become more efficient in a multi-device future; rather than writing unique desktop campaigns, handset campaigns, and tablet campaigns, etc., Enhanced Campaigns allows our advertisers to write one ad campaign, which we serve dynamically to the right user at the right time on whatever device makes the most sense. Because users will increasingly view ads and make purchase decisions on and across multiple devices, our view of revenue is similarly device-agnostic.

As Google’s business continues to evolve, further disclosures of our business will be important to our investors. Google increasingly generates revenues from hardware and digital content/apps, in addition to its core advertising business. While we do not believe that telling investors about a sub-category of multi-device ad revenue (i.e., handset revenue) is meaningful, we do believe that the eventual disclosure of revenues generated from digital content/apps, and/or hardware will likely be meaningful, when they reach material levels.

Results of Operations, page 31

2. We note your response to prior comment 2. Although you believe that the current results are not reflective of your expectations of the future performance of the Motorola Mobile segment, explain how an investor might analyze and evaluate your current results without quantification. Further explain why you believe that this information is not relevant because performance is not meeting your expectations. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

As discussed in our previous responses to Comment No. 2 dated May 10, 2013 and August 9, 2013, approximately eight months of operating results of the Motorola Mobile segment was included in our financial results for fiscal year 2012.  Additionally, we inherited a product pipeline of 12 to 18 months from Motorola and we have engaged in significant restructuring activities to transform the product portfolio subsequent to the acquisition.

We advise the Staff that we do not provide guidance on our financial results.  In our previous response to Comment No. 2 dated August 9, 2013, we said, “hardware sales in fiscal 2012 and the first two quarters of fiscal 2013 are not reflective of our expectations of the future performance of the Motorola Mobile segment”.  To clarify, we do not believe Motorola’s historical performance of the inherited product line and activities reflect what we are expecting from Motorola with the new products that we designed subsequent to the acquisition.

In fact, the first product designed by the new management team was Moto X, which was launched at the end of August 2013.  We believe metrics related to operations in periods prior to this date were transitional and did not reflect normal business operations.  Specifically, providing volume and selling price information relating to our inherited products and legacy business does not reflect how we manage and evaluate our current Motorola Mobile business.  Instead, over the course of

2012 and 2013, we disclosed to investors our expectations that results of the Motorola Mobile segment would be variable during this time of change, highlighting our transformational agenda, including the sale of Home and structuring of our outsourcing arrangement with Flextronics.

We believe that trends relevant to our investors will become meaningful once we have comparative periods available.  Consequently, beginning in the third quarter of 2014, we intend to disclose information related to changes in unit shipments as part of Management’s Discussion and Analysis in our 10-Q filing.

Consolidated Financial Statements

Note 7. Goodwill and Other Intangible Assets, page 76

3. We note your response to prior comment 4. Tell us whether any amount of patents and developed technology intangible assets were assigned to the Google segment. If such assets were assigned to the Google segment, tell us why you believe utilizing the “with-and-without” allocation method is appropriate. We refer you to ASC 350-35-43.

We advise the Staff that as part of our acquisition of Motorola, we purchased patents and developed technology, which was allocated to Google’s reporting units, based on how each reporting unit was expected to utilize the patent portfolio in its operations.  For purposes of goodwill impairment testing, we determined that a large portion of the intellectual property asset benefited the Google reporting unit because the patents serve to protect and advance the Google Android ecosystem and would be considered in determining the fair value of the Google reporting unit post-acquisition.

We assigned goodwill to our reporting units in accordance with ASC 350-20-35-41 through 42.  We determined that the assets and liabilities assigned to the Mobile and Home reporting units constituted businesses, therefore, the goodwill allocated to these reporting units was based on the excess of the fair values of the respective businesses acquired over the fair value of the sum of the identifiable assets acquired and liabilities assumed, resulting in the allocation of goodwill to our Mobile and Home reporting units, respectively.  The remaining goodwill was allocated to the Google reporting unit.

To corroborate the goodwill allocated to the Google reporting unit, we then utilized the “with-and-without” approach discussed in ASC 350-20-35-43.  The resulting goodwill amount determined using this approach was materially consistent with the amount allocated to goodwill using the approach discussed in the preceding paragraph.  We note that because the patent assets alone did not constitute a business, we considered this “with-and-without” approach to support the allocation of goodwill as a reasonable and supportable method and consistent with the accounting literature.

4. We note from your disclosures on page 77 that you entered into an agreement with Arris Group, Inc. in December 2012 providing for the disposition of the Motorola Home business for total consideration of approximately $2.35 billion resulting in a gain of $747 million. We further note that you ascribed a full market participant fair value to the Motorola Home business. In this regard, explain why you believe that the disposition of this business resulted in a gain shortly after its acquisition. Describe how you allocated the purchase price for Motorola between Home and Mobile. Tell us how the goodwill recorded by the Home business was determined.

We advise the Staff that we believe the following factors most significantly contributed to us recognizing a gain on the disposition of the Motorola Home business.  The majority of the gain resulted from the market appreciation of the Home business between closing of the Motorola acquisition and the sale of the Home business. On average, the trailing twelve month revenue and EBITDA multiples of comparable public companies (such as Pace, Arris and Harmonic) grew by more than 30% and 40%, respectively, resulting in an increase of approximately $500 million in the fair value of the Home reporting unit between May 2012 and December 2012.  Such comparable public companies are consistent with those utilized to value the Home reporting unit in the Company’s initial purchase accounting.  The remainder of the gain was primarily the result of a highly competitive auction process between potential buyers, with bids ranging from $1.5 billion to the $2.35 billion ultimately paid. We observed significant increases in bids leading up to the signing of the transaction due to benefits and synergies strategic buyers expected to realize as a result of the acquisition. We note that the fair value of $1.6 billion that we assigned in the acquisition combined with the increase in fair value discussed above falls within that range.

The original purchase price of $12.4 billion was allocated to the Home and Mobile reporting units by determining the fair value of each business at the time of the acquisition.  The initial value attributed to the Home business was determined utilizing a discounted cash flow analysis based on projections determined by management at the time of acquisition and corroborated with indications provided by the guideline public company method.  The difference between the value of the businesses and the fair value of the identifiable net assets resulted in goodwill recorded in the Home and Mobile reporting units in accordance with ASC 350-20-35-41.

Note 14. Income Taxes, page 85

5. We note your response to prior comment 5. Please describe in greater detail the specific plans for reinvesting your undistributed earnings indefinitely. In this regard, we note that your response identifies specific needs and expectations, however, you do not cite specific plans of how you will reinvest the earnings in your foreign subsidiaries. Quantify the amount of reinvestment of undistributed earnings for each period presented. In addition, please explain how you considered the significant increases in the amount of undistributed earnings during the past three years when evaluating the indefinite reversal criteria in accordance with ASC 740-30-25-17 and 18.

As noted in our response to prior Comment No. 5, we consider various factors in accordance with the provisions of ASC 740-30-25-17 and 18 in our regular review and affirmation of the need to continue to indefinitely reinvest our foreign earnings.  The main factors considered are the funding requirements outside the U.S. for market growth and expansion, and financial requirements of our U.S. companies and operations.  In response to the Staff’s current comment, we have outlined our specific plans for reinvesting our undistributed foreign earnings indefinitely in more detail as follows.

Foreign Operations
With respect to the funding requirements for market growth and expansion outside the U.S., we expect a significant portion of our future expansion will continue to be driven by foreign operations outside the U.S.  In fiscal year 2012, approximately 50% of our revenues were generated in non-U.S. markets.  Accordingly, we have significant financial needs outside the U.S. to fund our continued market growth and expansion through mergers and acquisitions, on-going research and development, and investments in datacenter and other infrastructure and real property.  Google had approximately $18 billion, $25 billion, and $33 billion of cumulative indefinitely reinvested non-U.S. earnings as of December 31, 2010, 2011 and 2012, respectively.  While this analysis was completed as of our 2012 year-end, we anticipate that any annual incremental growth in the cumulative indefinitely reinvested non-U.S. earnings from year to year will continue to scale at a consistent rate with our overall needs to support continued expansion plans in future years.  The following are the anticipated needs for uses of cumulative indefinitely reinvested non-U.S. earnings.

•	Merger and Acquisition Activities ($20 to $30 billion)

We continue to expect substantial use of our offshore earnings for acquisitions as our global business has expanded into other product offerings like mobile devices where our competitors and business partners are no longer primarily U.S. based multinationals, thereby creating the potential for more foreign acquisitions as part of our overall growth strategy.  In the past few years we have completed significant acquisitions with the individual deal size increasing in more recent years, and this trend is likely to continue in future years.  In 2013, through the beginning of December, Google spent about $1.4 billion on more than 20 strategic deals, including the $1 billion acquisition of Waze, which was fully funded by our cumulative indefinitely reinvested non-U.S. earnings.  Further, we recently pursued but discontinued a potential buyout of a foreign company, with a valuation estimated in the range of $4 to $5 billion. In 2012, Google spent about $13.6 billion for various acquisitions including the acquisition of Motorola Mobility for $12.4 billion.  In addition to using offshore earnings to acquire foreign targets, our existing cost sharing arrangement requires our foreign affiliates to fund the acquisition of the foreign technology rights of our domestic targets to comply with U.S. tax law.  As approximately 50% of our revenues are generated in non-U.S. markets, this will result in a significant use of foreign earnings for both domestic and foreign acquisitions.

Accordingly, we continue to believe that it is reasonable to forecast that Google needs between $20 to $30 billion of foreign earnings to fund potential acquisitions of foreign targets and foreign technology rights from U.S. targets in 2013 and beyond.

•	Capital Expenditures ($2 to $4 billion)

We continue to increase our datacenter presence outside of the U.S. as our business evolves to include more “cloud” and content based offerings and such offerings gain more acceptance in foreign markets.  Over the past few years, we invested billions of dollars in new datacenter facilities and equipment, as well as replacements of old datacenter equipment with newer and more technologically advanced and energy efficient equipment.  In addition, we have specific plans to continue the recent practice of buying property rather than leasing, resulting in the need for significantly more foreign funding of our strategic property purchases outside the U.S.  For example, in fiscal year 2011, we acquired two buildings in Dublin and opened a research center in France, and earlier this year, we announced a very significant land purchase and construction project for our new office space in London. For 2013, Google estimated it would have capital expenditures in the EMEA and JAPAC regions that would exceed $1 billion with the recent practice of buying property rather than leasing. We believe it is very possible that we will spend $4 billion for strategic property purchases in 2013 and beyond.

•	Intercompany Charges ($12 to $14 billion)

Google has an R&D cost sharing agreement which requires that the worldwide IP development costs be shared each year between our U.S. and foreign affiliates based on the relative size of these markets for our business.  In fiscal 2012, we spent approximately $6.8 billion on research and development costs globally, of which approximately 50% was funded by foreign earnings.  Additionally, foreign affiliates are required by U.S. tax law to fund certain other non-R&D costs associated with running our global business.  For 2012, the funding of these costs was approximately $1 billion.  These costs have increased over the years so we anticipate an increase in the required foreign funding amounts in 2013 and beyond.

U.S. Operations

With respect to financial requirements of our U.S. parent and U.S. operational and fiscal objectives, we currently have significant financial resources within the U.S. and our anticipated U.S. financial requirements are not expected to require repatriation of the undistributed foreign earnings of our foreign subsidiaries in the foreseeable future.

•	Significant U.S. Cumulative Earnings

As of December 31, 2012, we had approximately $15 billion in cumulative earnings in our U.S operations.

•	Ready Access to Capital/Debt Markets

In 2011, we issued $3 billion in bonds with a blended interest rate under 3%, and we have in place an active $3 billion commercial paper program which provides us access to capital at nominal interest rates. Considering our recent borrowing at very favorable rates, combined with our operational performance, and U.S. liquidity, we believe we can obtain additional funds in the U.S., if necessary, at low cost to us on the open market.

The ability to fund our U.S. operations with historic earnings and the financial requirements outside of the U.S. that are noted above have led us to determine the amount of undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the U.S.  This determination is consistent with our historical practice of not repatriating amounts we have deemed indefinitely reinvested.

* * * * *

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me (tel: (650) 214-5529).  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: (650) 745-1236).  Thank you for your assistance.
Very truly yours,

GOOGLE INC.

_______________________
Amie Thuener
Director, Finance
cc:        Patrick Pichette
Jason Wheeler
           David C. Drummond, Esq.
           Kent Walker, Esq.
           Kenneth H. Yi, Esq.